

Chat and Virtual Workspaces for the New Economy.
Gravatate, Inc.

Disclosure

This presentation contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Vision

Our Vision

To elevate professional conversations and collaboration above the noise, via our chat and virtual workspace relationship manager.



Problem



Professional groups and businesses are struggling to modernize communication
and collaboration. They also want something that is flexible yet professional.

Gravatate Solution: Chat and collaboration that is simple, secure, private

We convert your email into a business messaging platform to gain separation from personal cell sms


gravatate
Chat
Nell Chapman
Please send me the files...
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Inez Gonzalez
https://aws.amazon.com..
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Claudia Montgomery
https://aws.amazon.com..
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Dora McKinney
If you go to a site and can't ..
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Rose Hopkins
When you reach the Tools...
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Inez Gonzalez, Dora McKinney, Sa...
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potential future design

Our Why

At Gravatate, we believe a high-touch private communication system will lead any group to greater accomplishment, energy, and bonding.

Gravatate: Unique multi-account structure drives flexibility for the new economy


gravatate
Workspaces
Join new Workspace
Gravatate
Front-end Team
Gravatate Tech
Training
Design Team
BNI
Wharton
Community Team
Tech training
Creative Team
Pinned Messages
Inez Gonzalez
View all
Bernard Moran
We need to set a meeting
Hattie Robinson
got it
Jennie Montgomery
Great, I will update the document as well. Keep you posted.
End of new activity
Inez Gonzalez
styleguideline.pdf
requirement.pdf

potential future design

Discussions, member directory, files, calendar… All in one place!

Secret sauce

Chat, virtual workspaces and communities (future) in one easy to use application.

Gravatate: Our core is ease-of-use. We are technology agnostic.



Why now?



- Social advertising-based tools have been exposed as not private (e.g. Facebook)

- One-size-fits-all tools do not cater to professional groups (e.g. Slack, Microsoft teams)

- Professional groups and their members want something more business-like, yet flexible

- Most other tools are too expensive; we can potentially make money delivering solid value

Gravatate: Competitive advantage for professionals across business and non-profits



EMAIL INTEGRATION

No one likes a new silo. With out-of-
the box email integration, getting
started is a breeze.



FLEXIBILITY: PRODUCT AND PRICING

Start a chat; start a group. One has
nothing to do with the other.
Pricing per workspace, not per person.



INTUITIVE FILE REPOSITORY

The people you're working with, and
the files you're sharing and working
on, in one place. Imagine that.

Market Size & Strategy

*We have a sound strategy
for phased growth*







Vertical Focus

AEC, Healthcare, Government

$28 Billion market size by 2020**

Small & Medium Enterprises

**11 Million+ companies |
100 Million + Business people***

Professional Groups

1.6 Million organizations*

* US Census statistics
** 451 Research report on business communication software market trends

Gravatate: Traction

Year over year engagement growth*:
- 196% user growth
- 33% increase in workspaces
- 65X increase in shared media
- 12X increase in shared events

* July 18 to July 19



✔ Initial paying customers

✔ Network effect is proving out

✔ Early fans and net promoters

     

Gravatate: Expected pricing plan for 2019

Striking the right balance between user growth and revenue

PRICING PLAN

$10/month Includes up to 10 workspaces*

*We intend to charge per workspace bundles, not per user. Account owners (and their designees) create workspaces– their invitees are free

Freemium model lets any user chat in perpetuity, as well as create 3 workspaces with easy transition to paid

	Freebird	**Mighty**	**Mighty Pro**
Monthly fee:	**$0**	**$10**	**$20**
Chat	Included	Included	Included
Workspaces	3	10	25
Storage ceiling	1GB	250GB	500GB
Mobile app	Yes	Yes	Yes

A-la carte add-ons (2H 2019)

- *Community* workspace (for larger audiences and events)
- *Extra storage*

Enterprise (2020)

- Larger organization plans including white label / licensing planned for 2020

Gravatate: Go-To-Market plan



MARKETING PLAN

Product

- Intercompany focused
- Chat and/or workspace flexibility
- White label | Vertical-specific

Placement

- On-line sales via website
- Ios and Android app

Promotion

- Inbound demand gen (SEO/SEM)
- Outbound sales (Linked-in)
- BD high-touch focused on aggregators
- Network effect (product)

Pricing

- Sweet-spot of freemium to paid
- Huge opportunity to grow revenue over time via middle market and vertical-focused pricing plans

Gravatate: Team



Javier Castro, CEO

20+ years senior leadership experience
- Microsoft alum
- Darden MBA



Rosemarie Savino, COO

Technology business builder, product creator and operations expert with decades of success
- AT&T; Hawaiian Telcom alum
- McGill MBA



Scott Robinet, CTO

Over 20 years experience as lead software engineer and developer with startup software firms



Trang Bui

Design, UI/UX



Santiago Pitluk Developer

Deep front-end experience as lead software developer



Nathalie Nahmani, Developer

Deep back-end experience as lead software developer



Rob Franklin, Advisor

Co-founder of MorganFranklin; Board Member Goodseeker



Ned Moore, Advisor

Founder/CEO of Clutch; former co-founder and CEO of Portico Systems



Erik Bullen, Advisor

Entrepreneur, Advisor and Investor; Techstars Mentor



Stephen Smith, Advisor

Senior technologist with deep product and mobile expertise

Contact Us





Javier Castro, CEO

javier.castro@gravatate.com

Rosemarie Savino, COO

rosemarie.savino@gravatate.com